

July 10, 2015

James L. Eliason
Principal Financial Officer and Principal Accounting Officer
Datawatch Corporation
271 Mill Road
Quorum Office Park
Chelmsford, Massachusetts 01824

> **Re: Datawatch Corporation**
> **Form 10-K for the fiscal year ended September 30, 2014**
> **Filed December 5, 2014**
> **Form 10-Q for the quarterly period ended December 31, 2014**
> **Filed February 9, 2015**
> **Form 10-Q for the quarterly period ended March 31, 2015**
> **Filed May 8, 2015**
> **File No. 000-19960**

Dear Mr. Eliason:

We have reviewed your April 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2015 letter.

Form 10-K for the fiscal year ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note that you do not define and quantify any key performance indicators of your financial condition and operating performance. However, as noted previously, your investors appear to be asking for such information (e.g. win rates, conversion rates, deferred revenue trends, average deal size, and break-even levels). Please tell us what consideration was given to evaluate whether these were considered key performance

indicators that you use to manage your business and whether the disclosure of these metrics and related trends would be material to your investors. We refer you to Section III.B of SEC Release 33-8350.

Form 10-Q for the quarterly period ended December 31, 2014

Notes to Consolidated Financial Statements

Note 4: Impairment of Goodwill and Indefinite-lived Assets, page 7

2.   We note in your response to prior comment 7 and 10 that you believe that your impairment test at September 30, 2014 indicated a relatively safe margin between your market capitalization and book value and you provided an adequate description of the facts and circumstances leading to the impairment in Notes 4 and 5 in accordance with ASC 350-20-50-2a. However, we also noted that you disclosed a significant amount of impairment charges, specifically $32,009,000 under the caption "Impairment of goodwill and long-lived assets" in your consolidated statements of operations during the three months ended December 31, 2014. Please consider disclosing in future filings the percentage by which the fair value of your reporting unit exceeded the carrying value when your reporting unit is at risk of failing step one of the impairment test. We refer you to ASC 350 and Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

3.   We note you attribute the changes in headcount to explain certain changes in your results of operations but the headcount does not appear to be quantified. Please tell us your consideration of quantifying the headcount at the end of each period as a factor to explain the changes for the line items that are impacted. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

      You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant